

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2023

Brett Moyer
Chief Executive Officer
WISA TECHNOLOGIES, INC.
15268 NW Greenbrier Pkwy
Beaverton, OR 97006

      Re: WISA TECHNOLOGIES, INC.
          Registration Statement on Form S-1
          Filed on September 5, 2023
          File No. 333-274331

Dear Brett Moyer:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jenny O'Shanick at 202-551-8005 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Manufacturing

cc: Aaron Schleicher